Exhibit 19.1
INSIDER TRADING POLICY
(Last updated December 4, 2024)
A.POLICY OVERVIEW
Upstart Holdings, Inc. ( the “Company”) has adopted this Insider Trading Policy (the “Policy”) to help you comply with the federal and state securities laws and regulations that govern trading in securities and to help the Company and its subsidiaries to minimize their legal and reputational risk.
It is your responsibility to understand and follow this Policy. Insider trading is illegal and a violation of this Policy. In addition to your own liability for insider trading, the Company, as well as individual directors, officers and other supervisory personnel, could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive and can lead to criminal and civil liability, including damages and fines, imprisonment and bars on serving as an officer or director of a public company, not to mention irreparable damage to both your and the Company’s reputation.
For purposes of this Policy, the Company’s Chief Legal Officer serves as the “Responsible Officer.” The Responsible Officer may designate others, from time to time, to assist with the execution of his or her duties under this Policy.
B.POLICY STATEMENT
No Trading on Material Nonpublic Information. It is illegal for anyone to trade in securities on the basis of material nonpublic information. If you are aware of or in possession of material nonpublic information about the Company, you are prohibited from:
a.transacting in securities of the Company, either directly or indirectly (for example, through an entity whose transactions in securities you influence, direct or control);
b.disclosing it to other directors, officers, employees, consultants, contractors or advisors whose roles do not require them to have the information;
c.disclosing it to anyone outside of the Company, including family, friends, business associates, investors or consulting firms, without prior written authorization from the Responsible Officer; or
d.expressing an opinion or making a recommendation about trading in the Company’s securities.
In addition, if you learn of material nonpublic information through your service with the Company that could be expected to affect the trading price of the securities of another company, you cannot (x) use that information to trade, directly or indirectly through others, or (y) provide that information to another person in order to trade, in the securities of that other company. Any such action will be deemed a violation of this Policy.
No Disclosure of Confidential Information. You may not at any time disclose material nonpublic information about the Company or about another company that you obtained in connection with your service with the Company to friends, family members or any other person or entity that the Company has not authorized to know such information. In addition, you must handle the confidential information of others in accordance with any related non-disclosure agreements and other obligations that the Company has with them and limit your use of the confidential information to the purpose for which it was disclosed.
If you receive an inquiry for information from someone outside of the Company, such as a stock analyst, or a request for sensitive information outside the ordinary course of business from someone outside of the Company, such as a business partner, vendor, supplier or salesperson, then you should refer the inquiry to the Company’s Head of Communications (or an equivalent role). Responding to a request yourself may violate this Policy and, in some circumstances, the law. Please consult the Company’s Regulation FD Policy for more details.
Definition of Material Nonpublic Information.
“Material information” means information that a reasonable investor would be substantially likely to consider important in deciding whether to buy, hold or sell securities or would view as significantly altering the total mix of information available in the marketplace about the issuer of the securities. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Either positive or negative information may be material.
It is not possible to define all categories of “material” information. However, some examples of information that could be regarded as material include, but are not limited to:
a.financial results, key metrics, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the Company’s guidance or the expectations of the investment community;
b.restatements of financial results, or material impairments, write-offs or restructurings;
c.changes in independent auditors, or notification that the Company may no longer rely on an audit report;
d.business plans or budgets;
e.creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;
f.impending bankruptcy or financial liquidity problems;
g.significant developments involving business relationships, including execution, modification or termination of significant agreements or relationships with bank partners, institutional investors or other business partners;

h.significant information relating to the Company’s platform and AI models, such as new products or services, major modifications or performance issues or other announcements of a significant nature;
i.significant developments in research and development or relating to intellectual property;
j.significant legal or regulatory developments, whether positive or negative, actual or threatened, including litigation, or resolving litigation or government inquiries or investigations;
k.major events involving the Company’s securities, including calls of securities for redemption, adoption of stock repurchase programs, option repricings, stock splits, changes in dividend policies, public or private securities offerings, modification to the rights of security holders or notice of delisting;
l.significant corporate events, such as a pending or proposed merger, joint venture or tender offer, a significant investment, the acquisition or disposition of a significant business or asset or a change in control of the Company;
m.major personnel changes, such as changes in senior management or employee layoffs;
n.data breaches or other cybersecurity events;
o.updates regarding any prior material disclosure that has materially changed; and
p.the existence of a special blackout period.
“Material nonpublic information” means material information that is not generally known or made available to the public. Even if information is widely known throughout the Company, it may still be nonpublic. Generally, in order for information to be considered public, it must be made generally available through popular media outlets or filings with the Securities and Exchange Commission (the “SEC”) that are publicly available on the SEC’s website.
After the release of information, a reasonable period of time must elapse in order to provide the public an opportunity to absorb and evaluate the information provided. As a general rule, at least one full trading day must pass after the dissemination of information before such information is considered public.
As a rule of thumb, if you think something might be material nonpublic information, it probably is. You can always reach out to the Responsible Officer if you have questions.
C.PERSONS COVERED BY THIS POLICY
This Policy applies to you if you are a director, officer, employee, consultant, contractor or advisor of the Company or any of its subsidiaries, both inside and outside of the United States. To the extent applicable to you, this Policy also covers your immediate family members, persons with whom you share a household, persons who are your economic dependents and any entity whose transactions in securities you influence, direct or control; provided, however, that the Policy shall not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws. You are responsible for making sure that these other individuals and entities comply with this Policy.
This Policy continues to apply even if you leave the Company or are otherwise no longer affiliated with or providing services to the Company or its subsidiaries, for as long as you remain in possession of material nonpublic information. In addition, if you are subject to a trading blackout under this Policy at the time you leave the Company, you must abide by the applicable trading restrictions until at least the end of the relevant blackout period.
D.TRADING COVERED BY THIS POLICY
Except as discussed in Section H (Exceptions to Trading Restrictions), this Policy applies to all transactions involving the Company’s securities or other companies’ securities for which you possess material nonpublic information obtained in connection with your service with the Company. This Policy therefore applies to:
1.any purchase, sale, loan or other transfer or disposition of any equity securities (including common stock, options, restricted stock units, warrants and preferred stock) and debt securities (including debentures, bonds and notes) of the Company and such other companies, whether direct or indirect (including transactions made on your behalf by money managers), and any offer to engage in the foregoing transactions;
2.any disposition in the form of a gift of any securities of the Company;
3.any distribution to holders of interests in an entity if the entity is subject to this Policy; and
4.any other arrangement that generates gains or losses from or based on changes in the prices of such securities including derivative securities (for example, exchange-traded put or call options, swaps, caps and collars), hedging and pledging transactions, short sales and certain arrangements regarding participation in benefit plans, and any offer to engage in the foregoing transactions.
There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.
E.TRADING RESTRICTIONS
Subject to the exceptions set forth below, this Policy restricts trading during certain periods and by certain people as follows:
Quarterly Blackout Periods. Except as discussed in Section H (Exceptions to Trading Restrictions), all directors, officers and employees of the Company and its subsidiaries must refrain from conducting transactions involving the Company’s securities during quarterly blackout periods. To the extent applicable to you, quarterly blackout periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents, and any entity whose transactions in securities you influence, direct or control.
Quarterly blackout periods will start at the end of the last trading day of the second month of each fiscal quarter and will end at the start of the second full trading day following the Company’s quarterly earnings release. For example, if the Company announces its quarterly earnings after the stock market closes on a Tuesday, employees may begin trading on Thursday when the stock market opens.
The prohibition against trading during the blackout period also means that brokers cannot fulfill open orders on your behalf or on behalf of your immediate family members, persons with whom you share a household, persons who are your economic dependents or any entity whose transactions in securities you influence, direct or control, during the blackout period, including “limit orders” to buy or sell stock at a specific price or better and “stop orders” to buy or sell stock once the price of the stock reaches a specified price. You should inform any broker with whom such an open order is placed at the time it is placed.
Special Blackout Periods. The Company always retains the right to impose additional or longer trading blackout periods at any time on any or all of its and its subsidiaries’ directors, officers, employees, consultants, contractors and advisors. The Responsible Officer will notify you if you are subject to a special blackout period by providing to you a notice in writing or via email. If you are notified that you are subject to a special blackout period, you may not engage in any transaction involving the Company’s securities until the special blackout period has ended other than the transactions that are covered by the exceptions below. You also may not disclose to anyone else that the Company has imposed a special blackout period. To the extent applicable to you, special blackout periods also cover your immediate family members, persons with whom you share a household, persons who are your economic dependents, and any entity whose transactions in securities you influence, direct or control.
Regulation BTR Blackouts. Directors and officers may also be subject to trading blackouts pursuant to Regulation Blackout Trading Restriction, or Regulation BTR, under U.S. federal securities laws. In general, Regulation BTR prohibits any director or officer from engaging in certain transactions involving the Company’s securities during periods when 401(k) plan participants are prevented from purchasing, selling or otherwise acquiring or transferring an interest in certain securities held in individual account plans. Any profits realized from a transaction that violates Regulation BTR are recoverable by the Company, regardless of the intentions of the director or officer effecting the transaction. In addition, individuals who engage in such transactions are subject to sanction by the SEC as well as potential criminal liability. The Company will notify directors and officers if they are subject to a blackout trading restriction under Regulation BTR. Failure to comply with an applicable trading blackout in accordance with Regulation BTR is a violation of law and this Policy.
F.PROHIBITED TRANSACTIONS
You may not engage in any of the following types of transactions other than as noted below, regardless of whether you have material nonpublic information or not.
Short Sales. You may not engage in short sales (meaning the sale of a security that must be borrowed to make delivery) or “sell short against the box” (meaning the sale of a security with a delayed delivery) if such sales involve the Company’s securities.

Derivative Securities and Hedging Transactions. You may not, directly or indirectly,
(a) trade in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company’s securities (other than stock options, restricted stock units and other compensatory awards issued to you by the Company) or (b) purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company equity securities either (i) granted to you by the Company as part of your compensation or (ii) held, directly or indirectly, by you.
Pledging Transactions. You may not pledge the Company’s securities as collateral for any loan or as part of any other pledging transaction. The Chair of the Nominating and Corporate Governance Committee of the Board of Directors and the Chief Legal Officer, acting together, may grant an exception to the prohibition against pledging the Company’s securities on a case-by-case basis to any member of the Board of Directors or any executive officer if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.
Margin Accounts. You may not hold the Company’s common stock in margin accounts.
G.PRE-CLEARANCE OF TRADES
The Company’s directors, Section 16 officers, and those other officers at and above the Senior Vice President level or otherwise designated by the Chief Legal Officer must obtain pre-clearance prior to trading the Company’s securities or engaging in a transaction described in Section H.1 below. If you are subject to pre-clearance requirements, you should submit a pre-clearance request in the form to be provided by the Upstart Legal Department to the Responsible Officer at least two (2) business days prior to your desired trade date. The person requesting pre-clearance will be asked to certify that he or she is not in possession of material nonpublic information about the Company. The Responsible Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.
If the Responsible Officer is the requester, then the Company’s Chief Executive Officer, Chief Financial Officer, or their delegate, must pre-clear or deny any trade. All trades must be executed within five (5) business days of any pre-clearance.
Even after pre-clearance, a person may not trade the Company’s securities if they become subject to a blackout period or become aware of material nonpublic information prior to the trade being executed.
From time to time, the Company may identify other persons who should be subject to the pre-clearance requirements set forth above, and the Responsible Officer shall maintain a list of such persons.
H.EXCEPTIONS TO TRADING RESTRICTIONS
There are no unconditional “safe harbors” for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving the Company’s securities because you possess material nonpublic information, are subject to a special blackout period or are otherwise restricted under this Policy.

Other than the limited exceptions set forth below, any other exceptions to this Policy must be approved by the Responsible Officer, in consultation with the Company’s Board of Directors or an independent committee of the Board of Directors.

The following are certain limited exceptions to the quarterly and special blackout period restrictions and pre-clearance requirements (other than subsection 1 below with respect to the pre-clearance requirements) imposed by the Company under this Policy:
1.stock option exercises where the purchase price of such stock options is paid in cash and there is no other associated market activity;
2.receipt and vesting of stock options, restricted stock units, restricted stock or other equity compensation awards from the Company;
3.purchases pursuant to an employee stock purchase plan; however, this exception does not apply to subsequent sales of the shares;
4.net share withholding with respect to equity awards where shares are withheld by the Company in order to satisfy tax withholding requirements, (x) as required by either the Company’s Board of Directors (or a committee thereof) or the award agreement governing such equity award or (y) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information;
5.sell to cover transactions where shares are sold on your behalf upon vesting of equity awards and sold in order to satisfy tax withholding requirements, (x) as required by either the Company’s Board of Directors (or a committee thereof) or the award agreement governing such equity award, or (y) as you elect, if permitted by the Company, so long as the election is irrevocable and made in writing at a time when a trading blackout is not in place and you are not in possession of material nonpublic information; however, this exception does not apply to any other market sale for the purposes of paying required withholding;
6.transactions made pursuant to a valid 10b5-1 trading plan approved by the Company (see Section I (10b5-1 Trading Plans) below);
7.purchases of the Company’s stock in the 401(k) plan resulting from periodic contributions to the plan based on your payroll contribution election; provided, however, that the blackout period restrictions and pre-clearance requirements do apply to elections you make under the 401(k) plan to (a) increase or decrease the amount of your contributions under the 401(k) plan if such increase or decrease will increase or decrease the amount of your contributions that will be allocated to a Company stock fund, (b) increase or decrease the percentage of your contributions that will be allocated to a Company stock fund, (c) move balances into or out of a Company stock fund, (d) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance and (e) prepay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund;

8.transfers by will or the laws of descent or distribution and, provided that prior written notice is provided to the Responsible Officer, distribution or transfers (such as certain tax planning or estate planning transfers) that effect only a change in the form of beneficial interest without changing your pecuniary interest in the Company’s securities;
9.changes in the number of the Company’s securities you hold due to a stock split or a stock dividend that applies equally to all securities of a class, or similar transactions; and
10.investments in asset-backed securities, pass-through certificates or other structured finance transactions that are secured by assets that include loans originated through the Company’s platform, provided that the entity investing in such asset-backed securities, pass-through certificates or other structured finance transactions has established its own insider trading controls and procedures in compliance with applicable securities laws.
If there is a Regulation BTR blackout (and no quarterly or special blackout period), then the limited exceptions set forth in Regulation BTR will apply. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law.
I.10B5-1 TRADING PLANS
The Company permits its directors, the Chief Executive Officer, and certain other officers and employees to adopt written 10b5-1 trading plans in order to mitigate the risk of trading on the basis of material nonpublic information. These plans allow for individuals to enter into a prearranged trading plan as long as the plan is not established or modified during a blackout period or when the individual is otherwise aware of or in possession of material nonpublic information concerning the Company or its securities. Once the 10b5-1 trading plan is adopted, the individual must not exercise any influence over the amount of Company securities to be traded, the price at which they are to be traded, or the date of any trade under the 10b5-1 trading plan. To be approved by the Company and qualify for the exception to this Policy, any 10b5-1 trading plan adopted by a director, officer or employee must be submitted to the Responsible Officer for approval and comply with the requirements set forth in the Rule 10b5-1 Trading Plan Policy. If the Responsible Officer is the requester, then the Company’s Chief Executive Officer, Chief Financial Officer, or their delegate, must approve the written 10b5-1 trading plan.
J.SECTION 16 COMPLIANCE
All of the Company’s executive officers and directors are required to comply with Section 16 of the Securities Exchange Act of 1934, as amended, and related rules and regulations which set forth reporting obligations, limitations on “short swing” transactions, which are certain matching purchases and sales of the Company’s securities within a six-month period, and prohibitions on short sales.
To ensure transactions subject to Section 16 requirements are reported on time, each person subject to these requirements must provide the Company with detailed information (for example, trade date, number of shares, exact price, etc.) about his or her transactions involving the Company’s securities.

The Company is available to assist in filing Section 16 reports, but the obligation to comply with Section 16 is personal. If you have any questions, you should check with the Responsible Officer.
K.VIOLATIONS OF THIS POLICY
Directors, officers, employees, consultants, contractors and advisors of the Company and its subsidiaries who violate this Policy will be subject to disciplinary action by the Company, including ineligibility for future Company equity or incentive programs or termination of employment or an ongoing relationship with the Company and its subsidiaries. The Company has full discretion to determine whether this Policy has been violated based on the information available.
There are also serious legal consequences for individuals who violate insider trading laws, including large criminal and civil fines, significant imprisonment terms and disgorgement of any profits gained or losses avoided. You may also be liable for improper securities trading by any person (commonly referred to as a “tippee”) to whom you have disclosed material nonpublic information that you have learned through your position at the Company or made recommendations or expressed opinions about securities trading on the basis of such information.
Please consult with your personal legal and financial advisors as needed. Note that the Company’s legal counsel, both internal and external, represent the Company and not you personally. There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy or under securities laws. If you were aware of the material nonpublic information at the time of the trade, it is not a defense that you did not “use” the information for the trade.
Personal financial emergencies or other personal circumstances are not mitigating factors under securities laws and will not excuse your failure to comply with this Policy. In addition, if you hold options, a blackout or trading-restricted period will not extend the term of your options. As a consequence, you may be prevented from exercising your options by this Policy or as a result of a blackout or other restriction on your trading, and as a result your options may expire by their terms. In such instances, the Company cannot extend the term of your options and has no obligation or liability to replace the economic value or lost benefit to you. It is your responsibility to manage your economic interests and to consider potential trading restrictions when determining whether to exercise your options.
L.PROTECTED ACTIVITY NOT PROHIBITED
Nothing in this Policy, or any related guidelines or other documents or information provided in connection with this Policy, shall in any way limit or prohibit you from engaging in any of the protected activities set forth in the Company’s Whistleblower Policy.
M.REPORTING
If you believe someone is violating this Policy or otherwise transacting in securities on the basis of material nonpublic information that they learned through their position at the Company, you should report it to the Responsible Officer, or if the Responsible Officer is implicated in your report, then you should report it in accordance with the Company’s Whistleblower Policy.

N.AMENDMENTS
The Company reserves the right to amend this Policy at any time, for any reason, subject to applicable laws, rules and regulations, and with or without notice, although it will attempt to provide notice in advance of any change. Unless otherwise permitted by this Policy, any amendments must be approved by the Audit Committee of the Board of Directors of the Company.